Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Ryan Young — Communication US — +1 480 383 4733 — Tempe, Arizona, USA
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML and Brion Unveil Software that will Optimize EUV Manufacturing of the Most Advanced Chips
Monterey, Calif., September 14, 2010 — Next generation semiconductor production will be facilitated by a new product introduced today by Brion Technologies, a division of ASML. Brion’s new Tachyon NXE provides accurate predictive modeling specifically for ASML Extreme Ultraviolet (EUV) scanners, the upcoming technology for the chip industry which will enable smaller, faster, cheaper and more energy-efficient semiconductors. The accurate EUV modeling in Tachyon NXE will reduce both the development time and cost to produce chips on EUV systems.
The Tachyon NXE software package seamlessly integrates with existing Tachyon products to enable the simulation of the EUV lithography process. In developing Tachyon NXE, Brion has incorporated TWINSCAN NXE:3100 scanner characteristics, models, and data to accurately describe the optical performance of the system. By simulating the behavior of the new scanner in software, this Tachyon NXE model can efficiently predict and correct NXE-specific effects before the start of chip production, helping to decrease EUV mask re-spins and shorten the learning cycles during final mask development.
The Optical Proximity Correction (Tachyon OPC+) and Lithography Manufacturability Check (Tachyon LMC) applications from Brion can now incorporate the new software model of ASML’s EUV pre-production scanners, six of which will ship before mid-2011. These applications have been optimized for accuracy, file size and run-time as uniquely required by EUV. In multiple DRAM test cases, Brion has demonstrated the capability to perform full field (~8 cm2) EUV mask data correction in less than 8 hours on a single Tachyon system.
“Tachyon NXE is the result of a multi-year investment by ASML and Brion to accurately model the performance of NXE scanners,” said Jim Koonmen, general manager of Brion. “The industry transition to EUV will require a significant learning curve. ASML and Brion are uniquely positioned to help reduce the duration and cost of that curve through Tachyon NXE.”
ASML and Brion are committed to providing widespread access to the accurate NXE:3100 and NXE:3300 scanner models and to continuously improve the entire lithographic process for chipmakers. Therefore, Brion will continue to invest in Tachyon NXE in order to continuously improve its capabilities, while also developing a separate product that will enable customer access to NXE-specific effects within a broad range of simulation tools. This second product will be available in the near future.
About Computational Lithography
Computational lithography is the use of computer modeling to predict, correct, optimize and verify imaging performance of the lithography process over a range of patterns, processes, and system conditions.

About EUV
EUV is a new lithographic method using a source wavelength 15 times shorter than current lithography systems, enabling semiconductor scaling to resolutions of 10 nanometers (nm) and smaller. EUV, the leading candidate for manufacturing advanced semiconductors at the 22nm technology generation and beyond, will support Moore’s Law — the trend towards more powerful, energy-efficient yet affordable chips — for at least another 10 years.
About Brion Technologies
Brion Technologies is a division of ASML and an industry leader in computational lithography for integrated circuits. Brion’s TachyonTM platform enables capabilities that address chip design, photomask making and wafer printing for semiconductor manufacturing. Brion is headquartered in Santa Clara, California. For more information: www.brion.com
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML provides systems and service to chip manufacturers at more than 60 locations in 15 countries.